Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

URBAN OUTFITTERS, INC.

Amend the first sentence of Article 4(a)(iv) to revise as follows:

(iv) The holders of outstanding Common Shares shall have the right to vote on (or, as provided by law, take action by consent with respect to) the election and removal of the directors of the Corporation and on, and with respect to, all other matters to be voted on or consented to by the shareholders of the Corporation, and each holder shall be entitled to one vote for each Common Share held and shall not have the right to cumulate their votes in the election of directors. Except as otherwise provided by law or by the terms of a class or series of the Preferred Shares fixed by a resolution or resolutions of the Board of Directors adopted pursuant to paragraph (b) below, the holders of Preferred Shares shall not have any right to vote on, or consent with respect to, any matters to be voted on or consented to by the shareholders of the Corporation and the Preferred Shares shall not be included in determining the number of shares voting or entitled to vote on any such matters.

Insert new Article 5 to read in its entirety as follows:

5. (a) In an election of directors that is not a contested election, each director shall be elected by the vote of the majority of the votes cast with respect to that director. For the purposes of this Article 5, a majority of the votes cast means that the number of votes cast “for” a nominee must exceed the number of votes cast “against” that nominee.

(b) In a contested election of directors, the candidates receiving the highest number of votes, up to the number of directors to be elected in such election, shall be elected. Shareholders shall not have the right to vote against a nominee in a contested election of directors.

(c) For purposes of this Article 5, a contested election is one in which the number of candidates exceeds the number of directors to be elected. The number of candidates for an election shall be determined in accordance with these Articles of Incorporation, the Corporation’s By-Laws, including any advance notice provisions of each, and applicable law.

(d) If an incumbent director who is a candidate for re-election is not elected, the director shall be deemed to have tendered his or her resignation to the Board. The Nominating Committee, if any, will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board shall act on the Nominating Committee’s recommendation and disclose its decision and the rationale therefor within 90 days after the date of the certification of the election results. The director who is deemed to have tendered his or her resignation shall not participate in the decisions of the Nominating Committee or of the Board with respect to his or her own resignation.

Renumber current Articles 5 through 9 as new Articles 6 through 10.